[redacted]

09055753

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 31955

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securian Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul (City) MN (State) 55101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Angela Olson 651-665-6493
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center (Address) Minneapolis, (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
E MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/12

OATH OR AFFIRMATION

I, George I. Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securian Financial Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BLAINE D. WESTBERG
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
Securian Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Securian Financial Services, Inc. (the Company) as of December 31, 2008 and the related statements of operations, stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securian Financial Services, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2009

SECURIAN FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	9,164,469
Commissions receivable		4,274,739
Due from affiliates		187,127
Accounts receivable		477,349
Income tax receivable, current		519,171
Securities owned, at market value		515
Software, net of accumulated amortization of $3,147,374		1,056,599
Intangible assets, net of accumulated amortization of $177,000		373,000
Prepaid expenses		168,775
Deposit with clearing organization		100,000
Total assets	$	16,321,744

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	3,834,817
Bonus payable		2,900,826
Amounts drawn in excess of cash balance		2,387,240
Accrued expenses		1,205,279
Income tax payable, deferred		218,424
Payable to outside broker/dealer		515
Due to affiliates		1,160,300
Total liabilities		11,707,401
Stockholder's equity:		
Paid-in capital; 25,000 shares of common stock authorized, no par value; 100 shares issued and outstanding		45,965,635
Accumulated deficit		(41,351,292)
Total stockholder's equity		4,614,343
Total liabilities and stockholder's equity	$	16,321,744

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Operations

For the year ended December 31, 2008

Revenues		
Commissions and distribution and service fee income:		
12b-1 fees from insurance products	$	12,102,923
Investment advisory fees		43,935,709
Other mutual funds		28,324,040
Variable life and annuities		112,511,287
Other products		7,708,555
Fee income received from affiliate		2,688,845
Other income		4,752,355
		212,023,714
Expenses		
Commissions and distribution and service fee expense:		
12b-1 fees from insurance products		12,102,923
Investment advisory		38,785,498
Other mutual funds		21,879,298
Variable life, variable annuities and other products		119,086,564
Salaries and benefits		14,542,203
Registration fees		530,367
General and administrative expenses		8,952,485
		215,879,338
Loss before income taxes		(3,855,624)
Income tax benefit		1,272,544
Net loss	$	(2,583,080)

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Stockholder's Equity

For the year ended December 31, 2008

	Paid-in capital	Accumulated deficit	Total
Balances at December 31, 2007	$ 44,215,635	$ (38,768,212)	$ 5,447,423
Capital contributions received	1,750,000	-	1,750,000
Net loss	-	(2,583,080)	(2,583,080)
Balances at December 31, 2008	$ 45,965,635	$ (41,351,292)	$ 4,614,343

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Cash Flows

For the year ended December 31, 2008

Cash flows used in operating activities	
Net loss	$ (2,583,080)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization	527,905
Loss on disposition of software	15,869
Change in operating assets and liabilities:	
Increase in commissions receivable	(2,080,055)
Increase in due from affiliates	(36,855)
Increase in accounts receivable	(368,906)
Change in securities owned	(493)
Change in current and deferred income tax receivable, net	(73,225)
Decrease in insurance recoverable	450,000
Decrease in prepaid expenses	40,516
Increase in commissions payable	3,555,064
Decrease in bonus payable	(333,270)
Decrease in accrued expenses	(3,347,770)
Change in payable to outside broker/dealer	493
Decrease in due to affiliates	(834,056)
Net cash used in operating activities	(5,067,863)
Cash flows used for investing activities	
Additions to capitalized software	(381,752)
Net cash used for investing activities	(381,752)
Cash flows provided by financing activities	
Capital contributions received from stockholder	1,750,000
Amounts drawn in excess of cash balance	2,387,240
Net cash provided by financing activities	4,137,240
Decrease in cash and cash equivalents	(1,312,375)
Cash and cash equivalents at beginning of year	10,476,844
Cash and cash equivalents at end of year	$ 9,164,469

See accompanying notes to financial statements.

(1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The financial statements include the accounts of Securian Financial Services, Inc. (the Company), a wholly-owned subsidiary of Securian Financial Group, Inc. (SFG).

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is also a registered investment adviser under the Investment Advisers Act of 1940. The Company is the distributor of Minnesota Life Insurance Company's (Minnesota Life), a subsidiary of SFG, variable annuity contracts and variable life insurance policies, and also sells mutual funds, annuity contracts and insurance policies sponsored by third parties.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently. Historically, and in the foreseeable future, the Company is dependent on SFG to fund its operating loss.

(2) Summary of Significant Accounting Policies

Commission Income/Expense and Distribution and Service Fee Income/Expense

Commission income on mutual fund sales and other products is earned and recognized on the date of the sale. Related commission expense due to agents on such sales is also recognized on the date of the sale.

Under an assignment agreement with Minnesota Life, the Company receives 12b-1 fees from the Advantus Series Fund portfolios and the Waddell and Reed Target portfolios, and transfers them to Minnesota Life.

Cash and Cash Equivalents

Cash and cash equivalents including investments in money market mutual funds are carried at cost, which approximates fair value. The Company places its cash and cash equivalents with high quality financial institutions and, at times, these balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. As of December 31, 2008, the Company had $4,635,388 of money market mutual funds which are considered Level I financial assets under Statement of Financial Accounting Standards No. 157 (FAS157), *Fair Value Measurements*. See note 4 for more detail on the Company's adoption of FAS157.

(2) Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company files a life/non-life consolidated federal income tax return with Minnesota Mutual Companies, Inc., the Company's ultimate parent. The Company utilizes a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any losses by the Company, which would be realized by Minnesota Mutual Companies, Inc. on a consolidated return, go to the benefit of the Company. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded on the financial statements. Any such change could significantly affect the amounts reported on the statement of operations. Management has used best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the IRS or the tax courts.

The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment dates. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. Current income taxes are charged to operations based upon amounts estimated to be payable or receivable as a result of taxable operations for the current year.

Software Capitalization

Computer software costs incurred for internal use are capitalized and amortized over a three or five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software. At December 31, 2008, the Company had unamortized software costs of $1,056,599.

(2) Summary of Significant Accounting Policies (Continued)

Intangible Assets

The Company evaluates the recoverability of other intangible assets with finite useful lives whenever events of changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to: (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset.

The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be determined as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flow. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Securities

In the normal course of business, the Company periodically holds positions in its brokerage account. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale.

Variable Interest Entities

The Company has reviewed all investments and relationships for potential variable interest entities (VIE). This review determines whether certain entities should be included in the Company's financial statements. An entity is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses, receives a majority of the expected residual returns or both.

As of December 31, 2008, the Company had identified no investments or relationships that would be identified as a VIE.

(3) Risks

The following is a description of the significant risks facing the Company:

Credit Risk:

Certain financial instruments, consisting primarily of cash and cash equivalents, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents in investment grade securities and limits the credit exposure with any one institution.

Legal/Regulatory Risk:

The risk that changes in the legal or regulatory environment in which the Company operates will result in increased competition, reduced demand for the Company's products or services, or additional unanticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally minimizes adverse impact of this risk through a varied offering of products and services.

(4) New Accounting Pronouncements

In April 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 142-3 (FSP FAS 142-3), *Determination of the Useful Life of Intangible Assets,* addressing the renewal and extension assumptions used to determine the useful life of recognized intangible assets. FSP FAS 142-3 is required for fiscal years beginning after December 15, 2008 and is applicable for intangible assets acquired after the effective date. The Company expects no material impact to its results of operations or financial position due to the adoption of FSP FAS 142-3.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141, revised 2007 (FAS 141 (R)), *Business Combinations.* FAS 141 (R) improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides about a business combination and its effects. FAS 141 (R) retains the fundamental requirements in FAS 141, *Business Combinations*, that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. The application of FAS 141 (R) is required for business combinations in which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with early adoption prohibited. The Company expects no material impact to its results of operations or financial position due to the adoption of FAS 141 (R).

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (FAS 159), *The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115.* FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The application of FAS 159 is required for fiscal years beginning after November 15, 2007. The adoption of FAS 159 did not impact the Company's financial statements as no items were elected for measurement at fair value upon initial

(4) New Accounting Pronouncements- Continued

adoption. The Company will continue to evaluate eligible financial assets and liabilities on their election dates. Any future elections will be disclosed in accordance with the provision outlined within FAS 159.

In September 2006, the FASB released FAS 157. FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures regarding fair value measurements. The application of FAS 157 was initially required for fiscal years beginning after November 15, 2007. During February 2008, the FASB issued FASB Staff Position No. FAS 157-2, *Effective date of FASB Statement No. 157,* which delays the effective date of FAS 157 until fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. During October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,* effective upon issuance clarified the application of FAS 157 in an inactive market, including how internal assumptions should be considered when measuring fair value, how observable market information that is not active should be considered and how the use of market quotes should be used when assessing observable and unobservable data. There was no material impact to the Company's results of operations or financial position as a result of the adoption of FAS 157 and its related FSP's in 2008.

(5) Related Party Transactions

The Company is the distributor of Minnesota Life's variable annuity and variable life products. The Company received compliance fees of $2,688,845 during 2008 from Minnesota Life for performing compliance functions for these variable products. The Company also recognized commission income of $93,366,601 in 2008 relating to distribution activities, of which $1,836,428 was included in commissions receivable at December 31, 2008.

Under a management services agreement with Minnesota Life and SFG, the Company incurred $11,886,742 for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life and SFG incurs on behalf of the Company. At December 31, 2008, $1,160,300 was payable to Minnesota Life and SFG for such expenses.

Distribution and service fee income of $3,870,843 was recognized and included in 12b-1 fees from insurance products during the year ended December 31, 2008 under agreements with certain investment companies managed by Advantus Capital Management, Inc. Such fees are used to pay certain expenses incurred in the distribution of shares of associated mutual funds which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (as amended).

(5) Related Party Transactions - Continued

Under an assignment agreement with Minnesota Life, 12b-1 fees from the Advantus Series Fund, the Waddell & Reed Target Portfolios and other mutual funds, are transferred to Minnesota Life. The amount received and transferred was $12,102,923 in 2008.

The Company has an agreement with an affiliated registered broker/dealer in securities. Under this agreement, the Company assists the affiliated broker/dealer in compliance, training and marketing and provides services such as accounting and auditing. The Company charges expenses related to these activities to the affiliated party and receives reimbursement. For the year ended December 31, 2008, the Company charged expenses totaling $1,641,209, and $187,127 was included in due from affiliates at December 31, 2008 for such expenses.

(6) Income Taxes

The income tax expense (benefit) for the year ended December 31, 2008 consists of the following:

	Current	Deferred	Total
Federal	$ (1,425,557)	$ 70,301	$ (1,355,256)
State	53,389	29,323	82,712
	$ (1,372,168)	$ 99,624	$ (1,272,544)

The difference between the income tax benefit and income taxes computed using the U.S. federal income tax rate of 35% is as follows:

Amount computed using the statutory rate	$ (1,349,468)
State taxes, net of federal benefit	82,712
Other	(5,786)
	$ (1,272,544)

The tax effects of temporary differences that gave rise to the Company's net deferred tax liability at December 31, 2008 are as follows:

Deferred tax asset:	
Net operating losses	$ 1,380,437
Less valuation allowance	(1,243,338)
Deferred tax asset, net of valuation allowance	137,099
Deferred tax liabilities:	
Prepaid expenses	101,933
Capitalized software	253,590
Gross deferred tax liabilities	355,523
Net deferred tax liability	$ (218,424)

(6) Income Taxes- Continued

The Company has recorded a valuation allowance as of December 31, 2008 related to tax benefits of certain state operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain state operating loss carryforwards will not be realized. The increase in the deferred tax asset valuation allowance for the year ended December 31, 2008 was $31,795.

The state net operating loss carryforwards amount to $25,936,656 at December 31, 2008 and were generated in various states with expiration periods of 5 to 20 years. 42% of the net operating loss carryforward amounts will expire prior to 2016 and are included in the valuation allowance as of December 31, 2008.

Income tax benefit received for the year ended December 31, 2008 was $1,199,319.

A reconciliation of the beginning and ending amount of unrecognized tax benefits are as follows:

Balance as of January 1, 2008	$	11,578
Increases related to prior year tax positions		5,407
Decreases related to prior year tax positions		-
Increases related to current year tax positions		-
Settlements		-
Lapse of statute		-
Balance as of December 31, 2008	$	16,985

All of the unrecognized tax benefit at December 31, 2008 is a benefit that, if recognized, would affect the effective tax rate on income from continuing operations.

As of December 31, 2008, the Company has not accrued interest or penalties for its unrecognized tax benefit.

At December 31, 2008 there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

In December 2006, the IRS completed their audit of the consolidated federal income tax returns for Minnesota Mutual Companies, Inc. and subsidiaries for the years 2003 and 2004, with no proposed adjustments affecting the Company. In May 2007, the audit was re-opened by the Congressional Joint Committee on Taxation for a specific industry-wide issue. The examination was completed in June 2008, with one disagreed issue taken to the IRS Office of Appeals; the issue does not affect the Company. The consolidated tax returns for 2005, 2006, and 2007 are currently under examination by the IRS. The Company believes that any additional taxes refunded or assessed as a result of this examination will not have a material effect on its financial position.

(7) Intangible Assets

The amount of intangible assets included on the statement of financial condition, was as follows:

Balance as of January 1, 2008	$	474,000
Amortization		(101,000)
Balance as of December 31, 2008	$	373,000

The Company has recorded intangible assets resulting from an asset acquisition in April 2007. The Company acquired the rights to certain investment advisory contracts from a general-agency owned investment advisor. Intangible assets acquired as part of the transaction include customer relationships amortizable over the estimated economic useful life, which vary in length between 20 and 25 years, and a non-compete agreement amortizable on a straight-line basis over two years. The estimated useful life for each intangible asset is reviewed annually. A change in expected useful life could potentially indicate impairment of the intangible assets. The Company tests intangible assets for potential impairment when events or changes in circumstances indicate the carrying amounts may not be recoverable. No intangible asset impairments were recorded in 2008.

Projected amortization expense for the next five years is as follows: 2009, $48,000; 2010, $31,000; 2011, $30,000; 2012, $29,000; 2013, $27,000.

(8) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $1,795,570, which was $1,053,793 in excess of its required net capital of $741,777. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 6.20 to 1 at December 31, 2008.

(9) Rule 15c3-3

The Company clears all customer transactions on a fully disclosed basis with a clearing broker/dealer. The Company does not hold customer funds or safekeep customer securities and is therefore, exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(10) Dividends and Capital Contributions

During 2008, the Company received capital contributions of $1,750,000 from SFG. These contributions were made in the form of cash.

(11) Contingencies

The Company is involved in various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on operations or the financial position of the Company.

The Company is currently being investigated by certain securities regulators regarding sales recommendations made by some of the Company's sales representatives. The Company believes it has acted reasonably in setting policies regarding these types of sales recommendations, but expects that it will likely incur fines as the result of the alleged failure of sales representatives to follow the Company's policies. The Company recorded a $250,000 liability, which is reported in accrued expenses on the statement of financial condition at December 31, 2008.

At December 31, 2008, the Company was actively seeking to negotiate settlements of investigations being conducted by securities regulators in two states involving certain of the Company's supervisory procedures as they related, respectively, to an agent's fraudulent activity and an agent's recommendation to purchase a variable annuity contract. In connections with these investigations, the Company has recorded an estimated loss of approximately, $125,000 as of December 31, 2008. Subsequently, these settlements have been made. The difference between the amount accrued and these subsequent payments do not materially impact the financial results as of December 31, 2008.

Schedule 1

SECURIAN FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2008

Stockholder's equity	$	4,614,343
Deductions - nonallowable assets:		
Due from affiliates		187,127
Accounts receivable		477,349
Software		1,056,599
State income tax receivable, current and deferred		360,015
Intangible assets		373,000
Prepaid expenses		168,775
		2,622,865
Net capital before haircuts on securities		1,991,478
Haircuts on securities		183,365
Deductions to net capital:		
Fidelity bond deduction		12,543
Net capital	$	1,795,570
Total aggregate indebtedness	$	11,126,654
Net capital	$	1,795,570
Minimum capital required to be maintained (the greater of $50,000 or 6-2/3% of aggregate indebtedness of $11,126,654)		741,777
Net capital in excess of requirements	$	1,053,793
Ratio of aggregate indebtedness to net capital		6.20 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the Company's unaudited December 31, 2008 Part IIA of FOCUS Form X-17A-5 (as amended on February 20, 2009) and the above computations.

See accompanying independent auditors' report.

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholder of
Securian Financial Services, Inc:

In planning and performing our audit of the financial statements and supplemental schedule of Securian Financial Services, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2009

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